UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Invacare Holdings Corporation
Full Name of Registrant

N/A
Former Name if Applicable

One Invacare Way
Address of Principal Executive Office (Street and Number)

Elyria, Ohio 44035
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Invacare Holdings Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to a number of factors.

The Company’s emergence from bankruptcy on May 5, 2023 (the “Emergence Date”) requires the Company to apply fresh start accounting to its financial statements and related disclosures, which requires the Company to establish a new successor reporting entity, break down its current reporting period between predecessor and successor periods, and determine new fair values for the new reporting entity’s assets, liabilities and equity as of the Emergence Date.

Following the Emergence Date, the Company’s Audit Committee determined to change auditing firms after undertaking a normal course assessment of the capabilities, qualifications and fee requirements of several registered public accounting firms. During this post-emergence period, the Company experienced employee departures in its accounting and finance team, including the retirement of its long-serving Chief Financial Officer resulting in reduced resources on the accounting and finance team. The Company has on-boarded a new Chief Financial Officer and has taken steps to replace the departed employees.

As of the date of this filing, the Company is actively managing its cash flow. The Company obtained additional capital through the transactions described in its Current Report on Form 8-K filed April 10, 2024, and as of the date of this filing, the Company continues to work on obtaining further additional capital to have sufficient liquidity to meet its working capital needs, capital requirements, debt service obligations and other commitments. The Company may in the future incur additional financing, which could include substantial additional debt (including secured debt) or equity or equity-linked financing, divest certain Company assets and/or further restructure its operations. If and to the extent undertaken, any such efforts may be substantial and involve significant resources and expense, and the Company can make no assurances that such efforts, if and to the extent undertaken, would be successful and result in improvements to the Company’s business performance and financial condition.

The Company’s resource limitations, employee turnover and change in auditors, along with management’s focus on the business implications of its financing requirements and cash flow and the complex calculations required to implement fresh start accounting, have delayed the preparation of the financial statements. The Company will work diligently to file the Form 10-Q, as well as its other unfiled periodic reports, but cannot currently predict or provide assurance as to the date on which the Form 10-Q or such other reports will be filed.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kai Zhu              (440)              329-6000
(Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended June 30, 2023
Quarterly Report on Form 10-Q for the quarter ended September 30, 2023
Annual Report on Form 10-K for the year ended December 31, 2023

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

As described above in Part III – Narrative to this Form 12b-25, the Company was unable to file its Form 10-Q within the prescribed time period without unreasonable effort and expense. The Company’s results of operations for the quarter ended March 31, 2024 will not be comparable to the prior year due primarily to the required application of fresh start accounting to the Company.

Due to the delay in finalizing certain financial and other related data in the Form 10-Q, primarily for the reasons described above in Part III, the Company’s results of operations for the quarter ended March 31, 2024 have not been finalized. As a result, the Company is currently unable to provide a reasonable estimate of its financial results for the quarter ended March 31, 2024 or the anticipated changes from corresponding prior period results.

Forward-Looking Statements

Certain statements contained in this Form 12b-25 that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and similar words. Forward-looking statements are based on management’s current expectations, beliefs, assumptions and estimates and may include, for example, statements regarding the Company’s liquidity to meet working capital needs, capital requirements, debt service obligations and other commitments; efforts which have or may be undertaken to secure additional financing, divest certain Company assets and/or further restructure its operations; and the Company’s expected profitability and liquidity and the Company’s preliminary results. These statements are subject to significant risks, uncertainties, and assumptions that are difficult to predict and could cause actual results to differ materially and adversely from those expressed or implied in the forward-looking statements, including risks and uncertainties regarding the Company’s ability to successfully complete any efforts to secure additional financing, divest assets and or restructure operations; employee attrition and the Company’s ability to retain senior management and other key personnel due to the uncertainties; the Company’s ability to comply with the restrictions imposed by the terms and conditions of its financing arrangements; and the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities.

Forward-looking statements are also subject to the risk factors and cautionary language described from time to time in the reports the Company files with the SEC, including those in the Company’s most recent Annual Report on Form 10-K and any updates thereto in the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These risks and uncertainties may cause actual future results to be materially different than those expressed in such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements, except as required by law.

Invacare Holdings Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2024                    By: /s/ Kai Zhu
Kai Zhu
Senior Vice President, Chief Financial Officer